UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

FCCC, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

30246C104

(CUSIP Number)

Huijun He

7700 Irvine Centre Drive

Suite 800,
Irvine, CA 92618

812-933-8888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246C104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Huijun He
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 1,366,110(1)
	8.	Shared Voting Power 456,000(2)
	9.	Sole Dispositive Power 1,366,110(1)
	10.	Shared Dispositive Power 456,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,442,110(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.97%(1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

_____________

(1) Includes (i) 695,652 shares of common stock to be issued and sold pursuant to that certain subscription agreement dated April 29, 2021, under which the sale of the shares will take place on or before July 25, 2021, and (ii) 290,458 shares of common stock available upon conversion of the $65,000 convertible note pursuant to the Note Purchase Option Agreement, exercisable within 60 days.

(2) Represents 456,000 shares of common stock held by American Public Investment Co. (“API”), of which Huijun He owns thirty percent (30%) ownership interests.

(3) The percentage calculation is based on 4,447,132 shares of common stock outstanding, which is the sum of (i) 3,461,022 shares of common stock, no par value, outstanding of the Issuer as reported on the Issuer’s Information Statement on Schedule 14f-1 filed with the SEC on April 26, 2021, (ii) 695,652 shares of common stock to be issued and sold pursuant to that certain subscription agreement dated April 29, 2021, under which the sale of the shares will take place on or before July 25, 2021, and (iii) 290,458 shares of common stock available upon conversion of the $65,000 convertible note pursuant to the Note Purchase Option Agreement, exercisable within 60 days.

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CUSIP No. 30246C104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Fnu Oudom
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Vanuatu

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,064,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,064,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,064,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.74%(1)
14.	Type of Reporting Person (See Instructions) IN

_________

(1) The percentage calculation is based on 3,461,022 shares of common stock, no par value, outstanding of the Issuer as reported on the Issuer’s Information Statement on Schedule 14f-1 filed with the SEC on April 26, 2021.

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CUSIP No. 30246C104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). American Public Investment Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,520,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,520,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,520,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.9%(1)
14.	Type of Reporting Person (See Instructions) CO

______________

(1) The percentage calculation is based on 3,461,022 shares of common stock, no par value, outstanding of the Issuer as reported on the Issuer’s Information Statement on Schedule 14f-1 filed with the SEC on April 26, 2021.

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SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the shares of common stock, no par value, (the “Common Stock”) of FCCC, Inc., a Connecticut corporation (the “Issuer”). The Issuer’s principal executive offices are located at 7700 Irvine Centre Drive, Suite 800, Irvine, CA 92618.

Item 2. Identity and Background

This statement is being filed on behalf of American Public Investment Co. (“API”), Mr. Fnu Oudom, and Mr. Huijun He, (together with API and Mr. Oudom, the “Reporting Persons”):

1. API.

(a) API is a corporation organized under the laws of the state of California engaged as a holding company.

(b) The principal office for API is located at 7700 Irvine Centre Drive, Suite 800, Irvine, CA 92618.

(c) Within the last five years, API has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the last five years, API has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2. Mr. Fnu Oudom.

Mr. Fnu Oudom is an officer, director and seventy percent (70%) shareholder of API. Mr. Oudom disclaims benenficial ownership of any securities beneficially owned by API, except to the extent of his pecuniary interest.

(a) Mr. Fnu Oudom, an individual.

(b) Mr. Fnu Oudom’s business address is 7700 Irvine Centre Drive, Suite 800, Irvine, CA 92618.

(c) Mr. Fnu Oudom’s present principal occupation is the director, chairman and president of the Issuer, but is also a director of API.

(d) Within the last five years, Mr. Fnu Oudom has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Fnu Oudom has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Fnu Oudom is a citizen of Vanuatu.

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3. Mr. Huijun He.

Mr. Huijun He is an officer, director and thirty percent (30%) shareholder of API. Mr. He disclaims benenficial ownership of any securities beneficially owned by API, except to the extent of his pecuniary interest.

(a) Mr. Hujun He, an individual.

(b) Mr. Huijun He’s business address is 7700 Irvine Centre Drive, Suite 800, Irvine, CA 92618.

(c) Mr. Huijun He’s present principal occupation is the director, CEO and secretary of the Issuer, but is also a director of API.

(d) Within the last five years, Mr. Huijun He has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Huijun He has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Huijun He is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On April 26, 2021, pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated April 26, 2021, by and among Huijun He and American Public Investment Co. (collectively, the “Buyers”), and Frederick L. Farrar, Chafre, LLC, Frederick J Merritt, LFM Investments, Inc. and Daniel R. Loftus (collectively, the “Sellers”) pursuant to which the Buyers acquired 1,900,000 shares of the Issuer’s common stock, no par value, from the Sellers. As conditions to the Stock Purchase Agreement, (i) the Issuer entered into the Subscription Agreement (defined below), and (ii) Frederick L. Farrar, a former executive officer, director and significant stock holder of the Issuer, entered into a Note Purchase Option Agreement, dated April 26, 2021 (the “Option Agreement”), with Mr. He, whereby Mr. Farrar granted to Mr. He a 90-day option to acquire the $65,000 convertible note, dated September 21, 2020, previously issued by the Issuer to Mr. Farrar (the “Note”), for a purchase price equal to the then outstanding principal and accrued and unpaid interest on the Note.

On April 26, 2021, the Company entered into an agreement (the “Subscription Agreement”) to issue and sell 695,652 shares (the “New Shares”) of the Company’s common stock to Mr. He for a price of $159,999.96, or $0.23 per share (the “Private Placement”). Pursuant to the terms of the Subscription Agreement, the sale of the Shares will take place on or before July 25, 2021, which is the 90th day after the execution of the Subscription Agreement.

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Prior to the purchases of the Shares, the Buyers were not affiliated with the Company. However, the Buyers will be deemed affiliates of the Company after the Closing as a result of their stock ownership interest in the Company.

Following the closing of the Stock Purchase Agreement, API beneficially owns an aggregate of 1,520,000 shares of Common Stock of the Issuer. Mr. Oudom is deemed to beneficially own 1,064,000 shares of Common Stock held by API, of which Mr. Oudom holds seventy percent (70%) ownership interests. Mr. He is deemed to beneficially own 1,822,110 shares of Common Stock, of which (i) 456,000 shares are held by API, of which Mr. He holds thirty percent (30%) ownership interests, (ii) 695,652 shares of common stock pursuant to the Private Placement, which will take place on or before July 25, 2021, and (iii) 290,458 shares of Common Stock available upon conversion of the Note pursuant to the Option Agreement exercisable within 60 days. Mr. He’s beneficial ownership is calculated based on 4,447,132 common stock outstanding, which is the sum of (i) 3,461,022 shares of common stock outstanding of the Issuer as of April 26, 2021, (ii) options to purchase 695,652 shares of common stock exercisable within 60 days, and (iii) 290,458 shares of common stock available upon conversion of the Note pursuant to the Option Agreement exercisable within 60 days dated as of April 26, 2021.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Issuer’s shares of Common Stock for investment purposes.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed below, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j) Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, API beneficially owns an aggregate of 1,520,000 shares of Common Stock. Mr. Oudom is deemed to beneficially own 1,064,000 shares of Common Stock held by API, of which Mr. Oudom holds seventy percent (70%) ownership interests. Mr. He is deemed to beneficially own 1,822,110 shares of Common Stock, of which (i) 456,000 shares are held by API, of which Mr. He holds thirty percent (30%) ownership interests, (ii) 695,652 shares of common stock pursuant to the Private Placement, which will take place on or before July 25, 2021, and (iii) 290,458 shares of Common Stock available upon conversion of the Note pursuant to the Option Agreement exercisable within 60 days. Mr. He’s beneficial ownership of 1,822,110 shares of Common Stock represents 50.0% of such outstanding class of the Issuer’s securities. The percentage calculation is based on 4,447,132 common stock outstanding, which is the sum of (i) 3,461,022 shares of common stock outstanding of the Issuer as of April 26, 2021, (ii) options to purchase 695,652 shares of common stock exercisable within 60 days, and (iii) 290,458 shares of common stock available upon conversion of the Note pursuant to the Option Agreement exercisable within 60 days.

(b) The following table sets forth the number of shares of Common Stock as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power*	Sole Dispositive Power	Shared Dispositive Power*
API	0	1,520,000	0	1,520,000
Mr. Fnu Oudom	0	1,064,000	0	1,064,000
Mr. Huijun He	1,366,110	456,000	1,366,110	456,000

(c) Except as set forth herein, none of the Reporting Persons have effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Item 7. Materials to be Filed as Exhibits

Exhibit A – Joint Filing Agreement*

* Attached herewith

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2021

Huijun He

/s/ Huijun He
Huijun He, an individual

Fnu Oudom

/s/ Fnu Oudom
Fnu Oudom, an individual

American Public Investment Co., a California company

/s/ Huijun He
Huijun He,Chief Executive Officer

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Dated: May 4, 2021

Huijun He

/s/ Huijun He
Huijun He, an individual

Fnu Oudom

/s/ Fnu Oudom
Fnu Oudom, an individual

American Public Investment Co., a California company

/s/ Huijun He
Huijun He, Chief Executive Officer

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